SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization
GGP Nimbus, LP	Delaware
GGP Limited Partnership (formerly GGP Cumulus, LP)	Delaware
GGP Operating Partnership, LP (GGP Limited Partnership)	Delaware
General Growth Services, Inc.	Delaware
GGP Limited Partnership II	Delaware
GGP, LLC	Delaware
GGPLP L.L.C.	Delaware
GGPLP Real Estate, Inc.	Delaware
GGP Real Estate Holding I, Inc.	Delaware
GGP Real Estate Holding II, Inc.	Delaware